June 23, 2006

Mr. Michael H. Gersie
Executive Vice President and Chief Financial Officer
711 High Street
Des Moines, IA 50392

> **Re: Principal Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-16725**

Dear Mr. Gersie:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 31

1.   The sensitivity analyses you provide regarding the possible variations in the value of your available-for-sale fixed maturity securities and your deferred policy acquisition costs appear to be based on hypothetical changes in interest rates and long-term expected investment performance rates, respectively. Please tell us whether you believe the rates of change you disclose are reasonably likely to occur as required by FR-72, and if so, provide us proposed revised disclosure accordingly. Otherwise, please provide to us in a disclosure-type format revised

discussions that indicate the impact of reasonably likely changes in interest rates and long-term expected investment performance rate.

Contractual Obligations and Commercial Commitments, page 63

2.   It appears that the expected payments due for your contractholder funds and future policy benefits and claims liabilities are presented in the table net of present value discounts and present value of future net premiums as these amounts agree to the respective balance sheet line items. Please provide us in a disclosure-type format a revised contractual obligation table that includes the estimated timing of payment of your gross policy liabilities. To the extent you feel it is necessary to explain to a reader why these amounts do not agree to your balance sheet liabilities, you may include an explanation in the headnote or in a footnote to the table.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant